FINANCIAL SUMMARY

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

                              FY2005 Third Quarter
                   (October 1, 2004 through December 31, 2004)




        English translation from the original Japanese-language document



















                            TOYOTA MOTOR CORPORATION

           This report contains summarized and condensed financial statements prepared in accordance with accounting principles generally accepted in the United States of America.

                                BUSINESS RESULTS

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

1.  Summary of Consolidated Financial Results of FY2005 Third Quarter

    Financial Results
          Domestic vehicle sales increased by 19 thousand units, or 3.5%, to 573 thousand units in FY2005 third quarter (the three-month period from October 1, 2004 to December 31, 2004) compared with FY2004 third quarter. The increase is due to the launch of new vehicles that met customer needs in the midst of a slowly recovering market. As a result, the market share of Toyota brand vehicles excluding minivehicles was 46.4% in FY2005 third quarter. Including Daihatsu and Hino brand vehicles, Toyota's share including minivehicles was 42.5%. Thus, Toyota achieved increases in both figures compared to the corresponding period of the preceding year. Meanwhile, overseas vehicle sales increased by 120 thousand units, or 10.5%, to 1,266 thousand units in FY2005 third quarter compared with FY2004 third quarter, because, in addition to the sales in major markets such as North America and Europe, those in other regions also steadily increased, particularly in Asia. As a result, total vehicle sales in Japan and overseas increased by 139 thousand units, or 8.2%, to 1,839 thousand units in FY2005 third quarter compared with FY2004 third quarter.
          Net revenues increased by 258.0 billion yen, or 5.9%, to 4,644.0 billion yen in FY2005 third quarter compared with FY2004 third quarter, and operating income increased by 21.3 billion yen, or 5.3%, to 422.9 billion yen in FY2005 third quarter compared with FY2004 third quarter. Among the factors contributing to the increase in operating income of 70.0 billion yen, cost reduction efforts accounted for 40.0 billion yen and marketing efforts for 30.0 billion yen. On the other hand, factors contributing to the decrease in operating income of 48.7 billion yen primarily included the effects of changes in exchange rates of 10.0 billion yen and increases in expenses of 38.7 billion yen. Income before income taxes, minority interest and equity in earnings of affiliated companies increased by 17.4 billion yen, or 4.1%, to 447.1 billion yen in FY2005 third quarter compared with FY2004 third quarter. Net income increased by 10.1 billion yen, or 3.5%, to
    296.5 billion yen in FY2005 third quarter compared with FY2004 third quarter.


                                 Consolidated 1

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

2.  Consolidated Financial Results of FY2005 Third Quarter by Segment

    (1) Segment Operating Results

        Automotive:
             Net revenues for the automotive operations increased by 223.1 billion yen, or 5.5%, to 4,278.4 billion yen in FY2005 third quarter compared with FY2004 third quarter, and operating income increased by 7.7 billion yen, or 2.2%, to 355.5 billion yen in FY2005 third quarter compared with FY2004 third quarter. The increase in operating income was mainly due to increases in both production volume and vehicle units sold in all regions, cost reduction efforts made by TMC and its subsidiaries, and gains recognized on transfer of the substitutional portion of the employee pension fund to the government, partially offset by increases in expenses.

        Financial services:
             Net revenues for the financial services operations increased by
             15.5 billion yen, or 8.6%, to 196.1 billion yen in FY2005 third quarter compared with FY2004 third quarter, and operating income increased by 6.4 billion yen, or 12.3%, to 58.7 billion yen in FY2005 third quarter compared with FY2004 third quarter. The increase in operating income was primarily due to solid performance as a result of an increase in financing volumes and in addition, in FY2005 third quarter, sales financing subsidiaries in the United States capitalized certain disbursements, including disbursements made in prior years, directly related to origination of loans, in accordance with Statement of Financial Accounting Standards No. 91.

         All other:
             Net revenues for all other businesses increased by 28.6 billion yen, or 13.3%, to 243.3 billion yen in FY2005 third quarter compared with FY2004 third quarter, and operating income increased by 5.5 billion yen, or 97.1%, to 11.0 billion yen in FY2005 third quarter compared with FY2004 third quarter.

    (2) Geographic Information

        Japan:
             Net revenues in Japan increased by 84.7 billion yen, or 2.9%, to 3,018.3 billion yen in FY2005 third quarter compared with FY2004 third quarter, and operating income increased by 11.2 billion yen, or 5.0%, to 237.3 billion yen in FY2005 third quarter compared with FY2004 third quarter. The increase in operating income was mainly due to increases in both production volume and vehicle units sold, cost reduction efforts made by TMC and its subsidiaries, and gains recognized on transfer of the substitutional portion of the employee pension fund to the government, partially offset by increases in expenses.

        North America:
             Net revenues in North America decreased by 8.0 billion yen, or 0.5%, to 1,595.7 billion yen in FY2005 third quarter compared with FY2004 third quarter, and operating income decreased by 0.4 billion yen, or 0.3%, to 127.8 billion yen in FY2005 third quarter compared with FY2004 third quarter. The decrease in operating income was mainly due to increase in expenses and the effects of changes in exchange rates although steady increases in both local production volume and vehicle units sold.

         Europe:
             Net revenues in Europe increased by 117.5 billion yen, or 22.8%, to
             631.8 billion yen in FY2005 third quarter compared with FY2004 third quarter, and operating income increased by 1.8 billion yen, or 7.7%, to 26.5 billion yen in FY2005 third quarter compared with FY2004 third quarter. The increase in operating income was mainly due to increases in both local production volume and vehicle units sold, as well as cost reduction efforts.

         Other Countries:
             Net revenues in other markets increased by 103.4 billion yen, or 17.5%, to 695.9 billion yen in FY2005 third quarter compared with FY2004 third quarter, and operating income increased by 9.2 billion yen, or 37.5%, to 33.5 billion yen in FY2005 third quarter compared with FY2004 third quarter. The increase in operating income was primarily due to substantial increases in both local production volume and vehicle units sold mainly in Asia, resulting from the introduction of new models.


                                 Consolidated 2

                        CONSOLIDATED PRODUCTION AND SALES

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

     1. Production

                                                                                                                           (Units)
      --------------------------------------------------=======================-----------------------------------------------------
                                                         FY2005 third quarter       FY2004 third quarter
                                                         (October 2004 through      (October 2003 through            Increase
                                                            December 2004)             December 2003)               (Decrease)
      ------------------------------------------------------------------------------------------------------------------------------
                                 Japan                              1,115,453                  1,099,603                    15,850
                   -----------------------------------------------------------------------------------------------------------------
                             North America                            271,223                    259,719                    11,504
                       -------------------------------------------------------------------------------------------------------------
      Vehicles                   Europe                               155,625                    136,960                    18,665
       (new)           -------------------------------------------------------------------------------------------------------------
                                 Others                               263,559                    175,856                    87,703
                       -------------------------------------------------------------------------------------------------------------
                             Overseas total                           690,407                    572,535                   117,872
                   -----------------------------------------------------------------------------------------------------------------
                                Total                               1,805,860                  1,672,138                   133,722
      ------------------------------------------------------------------------------------------------------------------------------
                     Houses (Japan)                                     1,414                      1,256                       158
      --------------------------------------------------=======================-----------------------------------------------------

      Note: The total production of vehicles (new) includes 185,727 units of Daihatsu brand vehicles (including OEM production) in FY2005 third quarter, and 168,805 units in FY2004 third quarter, and 23,560 units of Hino brand vehicles (including OEM production) in FY2005 third quarter, and 20,957 units in FY2004 third quarter.

     2. Sales (by destination)

                                                                                                                           (Units)
      --------------------------------------------------=======================-----------------------------------------------------
                                                         FY2005 third quarter       FY2004 third quarter
                                                         (October 2004 through      (October 2003 through            Increase
                                                            December 2004)             December 2003)               (Decrease)
      ------------------------------------------------------------------------------------------------------------------------------
                                 Japan                                573,115                    553,867                    19,248
                   -----------------------------------------------------------------------------------------------------------------
                             North America                            576,113                    561,628                    14,485
                       -------------------------------------------------------------------------------------------------------------
      Vehicles                   Europe                               249,275                    218,029                    31,246
       (new)           -------------------------------------------------------------------------------------------------------------
                                 Others                               440,992                    366,846                    74,146
                       -------------------------------------------------------------------------------------------------------------
                             Overseas total                         1,266,380                  1,146,503                   119,877
                   -----------------------------------------------------------------------------------------------------------------
                                Total                               1,839,495                  1,700,370                   139,125
      ------------------------------------------------------------------------------------------------------------------------------
                     Houses (Japan)                                     1,443                      1,442                         1
      --------------------------------------------------=======================-----------------------------------------------------

      Note: The total sales of vehicles (new) includes 168,067 units of Daihatsu brand vehicles in FY2005 third quarter, and 145,181 units in FY2004 third quarter, and 22,821 units of Hino brand vehicles in FY2005 third quarter, and 19,897 units in FY2004 third quarter.


                                 Consolidated 3

                        CONSOLIDATED STATEMENTS OF INCOME

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

                                                                              (Amounts are rounded to the nearest million yen.)
     -------------------------------------------------========================-------------------------------------------------
                                                       FY2005 third quarter       FY2004 third quarter          Increase
                                                       (October 2004 through      (October 2003 through        (Decrease)
                                                          December 2004)             December 2003)
     --------------------------------------------------------------------------------------------------------------------------

     Net revenues :                                                4,644,062                  4,386,059              258,003

           Sales of products                                       4,452,224                  4,210,510              241,714

           Financing operations                                      191,838                    175,549               16,289

     Costs and expenses :                                          4,221,162                  3,984,366              236,796

           Cost of products sold                                   3,687,929                  3,387,726              300,203

           Cost of financing operations                               86,994                     74,590               12,404

           Selling, general and administrative                       446,239                    522,050              (75,811)

     Operating income                                                422,900                    401,693               21,207

     Other income (expense) :                                         24,288                     28,012               (3,724)

           Interest and dividend income                               18,324                     13,020                5,304

           Interest expense                                           (4,540)                    (4,209)                (331)

           Other income, net                                          10,504                     19,201               (8,697)

     Income before income taxes, minority
        interest and equity in earnings of
        affiliated companies                                         447,188                    429,705               17,483

     Provision for income taxes                                      173,004                    166,777                6,227

     Income before minority interest and equity                      274,184                    262,928               11,256
        in earnings of affiliated companies

     Minority interest in consolidated                               (16,912)                   (14,635)              (2,277)
        subsidiaries

     Equity in earnings of affiliated companies                       39,261                     38,177                1,084

     Net income                                                      296,533                    286,470               10,063
     -------------------------------------------------========================-------------------------------------------------

                                                                                                                         (Yen)
     -------------------------------------------------========================-------------------------------------------------
     Net income per share - basic                                      90.35                      84.83                 5.52
     Net income per share - diluted                                    90.33                      84.82                 5.51
     -------------------------------------------------========================-------------------------------------------------


                                 Consolidated 4

Consolidated 6

                           CONSOLIDATED BALANCE SHEETS

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


                                                                              (Amounts are rounded to the nearest million yen.)
     ------------------------------------------------=========================-------------------------------------------------
                                                        FY2005 third quarter              FY2004                    Increase
                                                     (As of December 31, 2004)    (As of March 31, 2004)           (Decrease)
     --------------------------------------------------------------------------------------------------------------------------

                        Assets
     Current assets :                                              8,796,320                  8,848,453               (52,133)

        Cash and cash equivalents                                  1,384,938                  1,729,776              (344,838)

        Time deposits                                                 73,273                     68,473                 4,800

        Marketable securities                                        519,261                    448,457                70,804

        Trade accounts and notes receivable, less                  1,381,343                  1,531,651              (150,308)
           allowance for doubtful accounts

        Finance receivables, net                                   2,889,796                  2,622,939               266,857

        Other receivables                                            368,840                    396,788               (27,948)

        Inventories                                                1,181,228                  1,083,326                97,902

        Deferred income taxes                                        455,896                    457,161                (1,265)

        Prepaid expenses and other current assets                    541,745                    509,882                31,863

     Noncurrent finance receivables, net                           3,789,392                  3,228,973               560,419

     Investments and other assets                                  5,033,367                  4,608,155               425,212

     Property, plant and equipment :                               5,500,055                  5,354,647               145,408

        Land                                                       1,167,185                  1,135,665                31,520

        Buildings                                                  2,829,046                  2,801,993                27,053

        Machinery and equipment                                    7,753,897                  7,693,616                60,281

        Vehicles and equipment on operating leases                 1,652,747                  1,493,780               158,967

        Construction in progress                                     252,825                    237,195                15,630

        Less - Accumulated depreciation                           (8,155,645)                (8,007,602)             (148,043)

     --------------------------------------------------------------------------------------------------------------------------
                     Total assets                                 23,119,134                 22,040,228             1,078,906
     ------------------------------------------------=========================-------------------------------------------------


                                 Consolidated 5

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


                                                                              (Amounts are rounded to the nearest million yen.)
     ------------------------------------------------=========================-------------------------------------------------
                                                        FY2005 third quarter              FY2004                    Increase
                                                     (As of December 31, 2004)    (As of March 31, 2004)           (Decrease)
     --------------------------------------------------------------------------------------------------------------------------

                    Liabilities

     Current liabilities :                                          7,631,911                  7,597,991               33,920

        Short-term borrowings                                       2,529,585                  2,189,024              340,561

        Current portion of long-term debt                           1,026,877                  1,125,195              (98,318)

        Accounts payable                                            1,485,943                  1,709,344             (223,401)

        Other payables                                                594,524                    665,624              (71,100)

        Accrued expenses                                            1,172,372                  1,133,281               39,091

        Income taxes payable                                          220,089                    252,555              (32,466)

        Other current liabilities                                     602,521                    522,968               79,553

     Long-term liabilities :                                        6,277,324                  5,817,377              459,947

        Long-term debt                                              4,727,550                  4,247,266              480,284

        Accrued pension and severance costs                           632,900                    725,569              (92,669)

        Deferred income taxes                                         838,619                    778,561               60,058

        Other long-term liabilities                                    78,255                     65,981               12,274

                   Total liabilities                               13,909,235                 13,415,368              493,867


           Minority interest in consolidated                          491,183                    446,293               44,890
                     subsidiaries


                 Shareholders' equity

        Common stock                                                  397,050                    397,050                    -

        Additional paid-in capital                                    494,403                    495,179                 (776)

        Retained earnings                                           9,041,487                  8,326,215              715,272

        Accumulated other comprehensive loss                         (172,456)                  (204,592)              32,136

        Treasury stock, at cost                                    (1,041,768)                  (835,285)            (206,483)

              Total shareholders' equity                            8,718,716                  8,178,567              540,149
     --------------------------------------------------------------------------------------------------------------------------
     Total liabilities and shareholders' equity                    23,119,134                 22,040,228            1,078,906
     ------------------------------------------------=========================-------------------------------------------------


                                 Consolidated 6

                               SEGMENT INFORMATION

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

1.  Segment Operating Results

(1) FY2005 third quarter (October 2004 through December 2004)

                                                                                (Amounts are rounded to the nearest million yen.)
     =============================================================================================================================
                                       Automotive     Financial Services      All Other         Intersegment        Consolidated
                                                                                                Elimination
     -----------------------------------------------------------------------------------------------------------------------------
     Net revenues :
     (1)  Sales to external             4,274,698               191,838            177,526                 --          4,644,062
            customers
     (2)  Intersegment sales                3,777                 4,308             65,775            (73,860)                --
            and transfers

                Total                   4,278,475               196,146            243,301            (73,860)         4,644,062
     -----------------------------------------------------------------------------------------------------------------------------
     Operating expenses                 3,922,922               137,435            232,285            (71,480)         4,221,162
     -----------------------------------------------------------------------------------------------------------------------------
     Operating income                     355,553                58,711             11,016             (2,380)           422,900
     =============================================================================================================================


(2) FY2004 third quarter (October 2003 through December 2003)

                                                                                (Amounts are rounded to the nearest million yen.)
     -----------------------------------------------------------------------------------------------------------------------------
                                       Automotive     Financial Services      All Other         Intersegment        Consolidated
                                                                                                Elimination
     -----------------------------------------------------------------------------------------------------------------------------
     Net revenues :
     (1)  Sales to external             4,053,213               175,549            157,297                 --          4,386,059
            customers
     (2)  Intersegment sales                2,137                 5,016             57,404            (64,557)                --
            and transfers

                Total                   4,055,350               180,565            214,701            (64,557)         4,386,059
     -----------------------------------------------------------------------------------------------------------------------------
     Operating expenses                 3,707,551               128,270            209,111            (60,566)         3,984,366
     -----------------------------------------------------------------------------------------------------------------------------
     Operating income                     347,799                52,295              5,590             (3,991)           401,693
     -----------------------------------------------------------------------------------------------------------------------------


                                 Consolidated 7

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

2.  Geographic Information

(1) FY2005 third quarter (October 2004 through December 2004)

                                                                                (Amounts are rounded to the nearest million yen.)
     =============================================================================================================================
                                    Japan        North America        Europe       Other Foreign     Intersegment    Consolidated
                                                                                     Countries       Elimination
     -----------------------------------------------------------------------------------------------------------------------------
     Net revenues :
     (1)  Sales to external        1,846,872         1,557,782           588,804         650,604               --       4,644,062
            customers
     (2)  Intersegment
            sales and              1,171,448            37,971            43,038          45,321       (1,297,778)             --
            transfers

              Total                3,018,320         1,595,753           631,842         695,925       (1,297,778)      4,644,062
     -----------------------------------------------------------------------------------------------------------------------------
     Operating expenses            2,780,960         1,467,980           605,282         662,422       (1,295,482)      4,221,162
     -----------------------------------------------------------------------------------------------------------------------------
     Operating income                237,360           127,773            26,560          33,503           (2,296)        422,900
     =============================================================================================================================


(2) FY2004 third quarter (October 2003 through December 2003)

                                                                                (Amounts are rounded to the nearest million yen.)
     -----------------------------------------------------------------------------------------------------------------------------
                                    Japan        North America       Europe       Other Foreign     Intersegment     Consolidated
                                                                                    Countries       Elimination
     -----------------------------------------------------------------------------------------------------------------------------
     Net revenues :
     (1)  Sales to external        1,797,144         1,569,593           468,063         551,259               --       4,386,059
            customers
     (2)  Intersegment
            sales and              1,136,497            34,064            46,262          41,266       (1,258,089)             --
            transfers

              Total                2,933,641         1,603,657           514,325         592,525       (1,258,089)      4,386,059
     -----------------------------------------------------------------------------------------------------------------------------
     Operating expenses            2,707,513         1,475,445           489,673         568,153       (1,256,418)      3,984,366
     -----------------------------------------------------------------------------------------------------------------------------
     Operating income                226,128           128,212            24,652          24,372           (1,671)        401,693
     -----------------------------------------------------------------------------------------------------------------------------


                                 Consolidated 8

[REFERENCE]

   (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

                       UNCONSOLIDATED STATEMENTS OF INCOME

                                                                    (Million yen; amounts less than one million yen are omitted.)
------------------------------------------------========================---------------------------------------------------------
                                                  FY2005 third quarter       FY2004 third quarter             Increase
                                                 (October 2004 through      (October 2003 through            (Decrease)
                                                     December 2004)             December 2003)
---------------------------------------------------------------------------------------------------------------------------------
Net sales                                                     2,333,378                  2,292,065                    41,313
Operating income                                                145,299                    176,812                   (31,513)
Ordinary income                                                 252,694                    212,558                    40,136
Income before income taxes                                      252,694                    212,558                    40,136
Income taxes - current                                           83,200                     87,600                    (4,400)
Income taxes - deferred                                          13,734                    (11,200)                   24,934
Net income                                                      155,760                    136,158                    19,602
------------------------------------------------========================---------------------------------------------------------


UNCONSOLIDATED BALANCE SHEETS
                                                                    (Million yen; amounts less than one million yen are omitted.)
------------------------------------------------========================---------------------------------------------------------
                                                  FY2005 third quarter              FY2004                    Increase
                                                (As of December 31,2004)    (As of March 31,2004)            (Decrease)
---------------------------------------------------------------------------------------------------------------------------------
                    Assets
Current assets                                                3,028,873                  3,358,189                  (329,316)
      Cash, deposits and trade accounts                         947,810                  1,124,770                  (176,960)
        receivable
      Marketable securities                                     785,155                    995,893                  (210,738)
      Others                                                  1,295,907                  1,237,524                    58,383
Fixed assets                                                  5,553,946                  5,458,975                    94,971
   Property, plant and equipment                              1,209,320                  1,260,728                   (51,408)
      Buildings, machinery and equipment                        656,726                    683,993                   (27,267)
      Others                                                    552,593                    576,734                   (24,141)
   Investments and other assets                               4,344,626                  4,198,247                   146,379
      Investments in securities                               1,796,605                  1,601,002                   195,603
      Others                                                  2,548,021                  2,597,245                   (49,224)
---------------------------------------------------------------------------------------------------------------------------------
                 Total assets                                 8,582,819                  8,817,164                  (234,345)
------------------------------------------------========================---------------------------------------------------------

------------------------------------------------========================---------------------------------------------------------
                                                  FY2005 third quarter               FY2004                   Increase
                                                (As of December 31,2004)     (As of March 31,2004)           (Decrease)
---------------------------------------------------------------------------------------------------------------------------------
                 Liabilities
Current liabilities                                           1,727,198                  1,970,407                  (243,209)
Long-term liabilities                                           845,525                    862,081                   (16,556)
                            Total liabilities                 2,572,724                  2,832,489                  (259,765)
            Shareholders' equity
Common stock                                                    397,049                    397,049                        --
Capital surplus                                                 416,970                    416,970                        --
Retained earnings                                             5,984,728                  5,731,342                   253,386
Net unrealized gains on other securities                        284,285                    305,725                   (21,440)
Less: treasury stock                                         (1,072,939)                  (866,413)                 (206,526)
                   Total shareholders' equity                 6,010,095                  5,984,675                    25,420
---------------------------------------------------------------------------------------------------------------------------------
 Total liabilities and shareholders' equity                   8,582,819                  8,817,164                  (234,345)
------------------------------------------------========================---------------------------------------------------------